Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275229

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 7, 2023)

Portage Biotech Inc.

481,581 Ordinary Shares underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 7, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-275229), as amended most recently by the post-effective amendment filed on August 23, 2024, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on September 23, 2025 (the “September 23, 2025 Form 6-K”). Accordingly, we have attached the September 23, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. On September 24, 2025, the closing sale price of our Ordinary Shares as reported on Nasdaq was $6.02.

 ___________________

Investing in the securities offered in the Prospectus involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of the Prospectus, and in the other documents that are incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state or non-U.S. regulatory body has approved or disapproved of the securities offered in the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

___________________

The date of this prospectus supplement is September 25, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp
(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-275842 and 333-289199) and Form F-3, as amended (File No. 333-286961) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 3, 2025, the Company filed a Current Report on Form 6-K (the “Initial Current Report”) that, among other things, disclosed that the AlphaTON Capital Corp (the “Company”) was in the process of consummating a financing transaction to launch a TON digital asset treasury strategy for the Telegram ecosystem. The Company is filing this Current Report to provide an update on the financing transaction and certain of the transaction documents entered into in connection therewith.

On September 3, 2025, the Company and DWF MaaS Limited (“DWF”) entered into a treasury management agreement (the “DWF AMA”) pursuant to which the Company will appoint DWF to manage certain of its assets. The Company filed the DWF AMA as exhibit 10.15. The Company is correcting the description of certain terms in the DWF AMA and attaching an updated version of the DWF AMA.

Pursuant to the DWF AMA, the Company will appoint DWF to manage an initial $20 million and implement the TON treasury strategy for the Company, with $15 million being funded at the closing of the Offering (as defined in the Initial Current Report) and the remaining $5 million being funded within 15 days thereafter. Within three months, the Company will transfer to DWF an additional $55 million with no less than $20 million transferred each month until the threshold is reached. DWF is entitled to 75% of the proceeds the Company raises being managed by them until such $55 million funding threshold has been met. Thereafter, DWF is entitled to 50% of the proceeds the Company raises being managed by them until a $225 million funding threshold is met. DWF is entitled to retain 100% of all profits earned until the balance with DWF reaches $150 million at which point 10% of the profits will then be shared with the Company. In consideration for the services provided, the Company and DWF have agreed on an equity arrangement pursuant to which DWF will receive a form of equity to be settled or exercisable for up to 160,000 ordinary shares of the Company, which equity will vest linearly over a period of three (3) years from the date of issue to DWF; provided, however, that if the Company or DWF terminate the DWF Agreement within the first year, the equity will be cancelled. Additionally, DWF is entitled to convert any ordinary shares it receives from their investment in the Company in the Offering into an equivalent value of TON from the amount of TON held by DWF on behalf of the Company. DWF may convert at any time within twelve months from the signing of the DWF AMA.

The foregoing description of the DWF AMA is not complete and is qualified in its entirety by reference to the full text of the DWF AMA, which is attached hereto as Exhibit 10.1.

Offering Timing and Proceeds

Additionally, the Company expects that the gross proceeds to the Company from the financing transaction are expected to be approximately $36.2 million, before deducting any placement agent fees and before estimated expenses. The Company currently expects the financing transaction to close during the week of September 22, 2025.

Lock-Up Restrictions

At Closing, certain investors who contributed Locked TON as consideration for Shares will be subject to a lockup restriction on transfer, as required by Telegram Group Inc. (the “Lockup Shares”). These certain investors will enter into a form of locked asset agreement supplement (the “Locked Asset Agreement Supplement”). In accordance with the terms of the Locked Asset Agreement Supplement, 50% of such Lockup Shares shall unlock after six months (the “Initial Release Date”). The remaining 50% of Lockup Shares shall vest and be unlocked in four equal installments over four months following the Initial Release Date.

The foregoing description of the Locked Asset Agreement Supplement is not complete and is qualified in its entirety by reference to the full text of the Locked Asset Agreement Supplement, which is attached hereto as Exhibit 10.2.

Master Loan Agreement

On August 28, 2025, the Company entered into a master loan agreement (the “Master Loan Agreement”) with BitGo Prime, LLC (“BitGo”). On September 8, 2025, the Company and BitGo amended and superseded the terms of the Master Loan Agreement.

At the closing of the Offering, the Company may draw down up to $35,000,000 at an interest rate of 14.75% per annum with a 2.00% origination fee paid upfront (the “Loan”) on the initial draw with a minimum $250,000 and 1.00% origination fee on any subsequent draws. Additionally, the Company will pay 10% per annum on any unutilized portion of the Loan. The Company will pledge as collateral certain TON to be held at BitGo with such collateral equaling 200% of the drawn portion of the Loan. The Loan must be repaid within six months of the initial draw, unless provided for otherwise or amended; provided that the parties will convene prior to maturity of the Loan to determine duration extension applicability and necessity. The Loan is subject to an initial margin requirement of 175%, and liquidation permitted if the collateral value drops to 150%.

The foregoing description of the updated Loan terms is not complete and is qualified in its entirety by reference to the full text of the updated Loan terms, which are attached hereto as Exhibit 10.3.

EXHIBITS

Exhibit No.	Description

10.1*+	Treasury Management Agreement, by and between the Company and DWF MaaS Limited
10.2*	Form of Locked Asset Agreement Supplement.
10.3*	Loan Confirmation, dated September 8, 2025, by and between the Company and BitGo Prime, LLC.
_______

* Filed herewith

+ Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025

ALPHATON CAPITAL CORP

By:	/s/ Andrea Park
Andrea Park
Chief Financial Officer

Exhibit 10.1

TREASURY MANAGEMENT AGREEMENT

This Treasury Management Agreement (this “Agreement”) is made and entered into as of 25 August 2025 (the “Effective Date”),

BETWEEN:

1.	AlphaTON Capital Corp (formerly Portage Biotech Inc.), a company organized under the laws of the British Virgin Islands, with its principal office at Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110 (the “Company”); and

2.	DWF MaaS Limited, a company incorporated in the British Virgin Islands, with its registered office at Intershore Chambers, P.O. Box 4342, Road Town, Tortola, British Virgin Islands (the “Manager”).

The Company and the Manager are hereinafter referred to individually as a “Party” and collectively as the “Parties”.

RECITALS:

WHEREAS, the Company has entered into a Securities Purchase Agreement, dated as of August 3, 2025 (the “Securities Purchase Agreement”), with certain purchasers (the “Purchasers”), including the Manager, for the sale of its Ordinary Shares;

WHEREAS, pursuant to the Securities Purchase Agreement, the Manager has agreed to subscribe for a total of fifteen million United States Dollars ($15,000,000 USD) in the Company’s Ordinary Shares (the “Manager’s Subscription”);

WHEREAS, pursuant to Section 4.7 of the Securities Purchase Agreement, the Company has agreed to allocate a significant portion of the net proceeds from the sale of its securities to establish a corporate treasury comprised of TON, the native cryptocurrency of The Open Network blockchain (the “TON Treasury”), and will publicly announce the Manager's appointment as its treasury manager in a press release;

WHEREAS, the Company requires the specialized expertise of a professional digital asset manager to acquire and manage the TON Treasury;

WHEREAS, the Manager is in the business of providing digital assets trading, and market-making services and possesses the requisite expertise, infrastructure, and experience to manage the TON Treasury;

WHEREAS, the Company desires to appoint the Manager to manage and implement its TON Treasury strategy, and the Manager is willing to provide such services on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE 1: DEFINITIONS

Definitions. In this Agreement, capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Securities Purchase Agreement. The following terms shall have the meanings set forth below:

“Acquisition Period” means the period of sixty (60) calendar days commencing on the date the Manager confirms receipt of the Treasury Funding.

“Assets Under Management” or “AUM” means the aggregate principal amount of TON tokens held and managed by the Manager on behalf of the Company under this Agreement.

“Audit Wallet” means a digital asset wallet address designated by the Company in writing, which is securely under the Company’s sole control, for the purpose of verifying the AUM pursuant to Section 6.1.

“Confidential Information” means all non-public information disclosed by one Party to the other, including but not limited to the terms of this Agreement, trade secrets, proprietary strategies, financial information, and operational details.

“Effective Date” has the meaning set forth in the preamble.

“Reference Price” means the daily time-weighted average price (TWAP) of the TON/USD trading pair as reported by a reputable, mutually agreed-upon third-party data provider (e.g., CoinGecko, CoinMarketCap).

“Permitted Activities” means the range of management and trading activities the Manager is authorized to conduct with the AUM, limited to market-making, buying and selling the TON tokens, and providing liquidity on decentralized or centralized exchanges. To be clear, the Manager cannot use derivatives as part of their mandate.

“Principal Token Amount” means the definitive quantity of TON tokens representing the Company's funding, calculated as the sum of: (i) any TON tokens transferred to the Manager as part of the initial Treasury Funding pursuant to Section 3.1, and (ii) the total number of TON tokens acquired by the Manager during the Acquisition Period using the stablecoin portion of the Treasury Funding.

“Securities Purchase Agreement” has the meaning set forth in the Recitals.

“Term” has the meaning set forth in Section 5.1.

“TON” means the native cryptocurrency of The Open Network blockchain.

“Treasury Funding” means the funds designated for the TON Treasury as described in Section 3.1, which shall consist of a mix of USD-denominated stablecoins and/or TON tokens.

“Yield” has the meaning set forth in Section 4.1.

ARTICLE 2: APPOINTMENT AND SCOPE OF SERVICES

2.1. Appointment. The Company hereby appoints the Manager as a treasury manager for the acquisition and management of its TON Treasury for the duration of the Term, and the Manager hereby accepts such appointment.

2.2. Scope of Services. The Manager shall perform the following services for the Company (the “Services”):

(a) Asset Acquisition: Upon receipt of the Treasury Funding, the Manager shall use commercially reasonable efforts to purchase TON in the open market in accordance with the mandate set forth in Article 3.

(b) Treasury Management: The Manager shall actively manage the AUM by engaging in Permitted Activities with the objective of providing market liquidity in the Ton tokens and generating a return.

(c)  Custody and Safekeeping: The Manager shall hold and secure the AUM using institutional-grade custody solutions, which may include qualified third-party custodians, centralised cryptocurrency exchanges, multi-party computation (MPC) wallets, and other industry-standard security protocols designed to safeguard digital assets. The Manager will provide a security policy handbook and document verifying these safeguards on an annual basis as part of the audit.

(d) Reporting: The Manager shall provide the Company with regular reports as detailed in Section 6.1.

(e)  Audit and Verification Support: The Manager shall cooperate with the Company’s audit and verification requests as detailed in Section 6.1.

ARTICLE 3: FUNDING AND ASSET ACQUISITION

3.1. Treasury Funding.(a) Initial Funding and Netting. Immediately upon the closing of the transactions contemplated by the Securities Purchase Agreement, the Company shall cause an initial Treasury Funding of twenty million United States Dollars ($20,000,000 USD) to be delivered directly from the closing proceeds to the Manager. The Parties acknowledge that the Manager has subscribed for fifteen million United States Dollars ($15,000,000 USD) of the Company's Ordinary Shares pursuant to the Securities Purchase Agreement. Therefore, fifteen days after closing the actual amount of closing proceeds to be transferred directly to the Manager shall be five million United States Dollars ($5,000,000 USD) as USD-denominated or liquid TON (e.g., USDC, USDT, TON) or USD, which shall be deemed for all purposes under this Agreement to constitute the receipt by the Manager of a twenty million United States Dollar ($20,000,000 USD) Treasury Funding. This transfer shall be made to a digital wallet address designated by the Manager in writing as set forth in Exhibit A.

(b) Additional Funding. The Company shall transfer to the Manager an additional fifty-five million United States Dollars ($55,000,000 USD) in Treasury Funding (the “Additional Funding”) within three (3) months following the Effective Date, with no less than twenty million United States Dollars ($20,000,000 USD) being transferred in each month. The Company agrees that seventy-five percent (75%) of the proceeds it raises shall be transferred to the Manager as Treasury Funding until the Additional Funding amount of $55,000,000 has been fully met. The Additional Funding may be delivered as either (i) USD-denominated stablecoins, or (ii) a combination of such stablecoins and TON tokens, provided that: (a) the value of the TON token portion, as determined by the Reference Price on the date of transfer, shall not exceed twenty-five million United States Dollars ($25,000,000 USD); and (b) all TON tokens delivered hereunder shall be freely transferable and not subject to any lock-up, vesting schedule, or other contractual or technical transfer restrictions.

(c)  Further Treasury Amounts. The Company agrees to transfer half of any additional treasury amounts it raises subsequent to the full payment of the Additional Funding to the Manager to manage, up to an aggregate balance of two hundred twenty-five million United States Dollars ($225,000,000 USD) in total transfers under this Agreement.

3.2. Acquisition Mandate. The Manager shall be responsible for converting any stablecoin portion of the Treasury Funding into TON. This acquisition shall be executed over the Acquisition Period. The Manager shall have full discretion over the timing, size, and venue of such purchases within the Acquisition Period.

ARTICLE 4: COMPENSATION AND PROFITS

4.1. Yield. In consideration for providing the Treasury Funding, the Manager shall pay the Company a fee (the “Yield”) equal to zero percent (0%) per annum prior to the Company having transferred an aggregate balance of one hundred fifty million United States Dollars ($150,000,000) as Treasury Funding. Once the Company has transferred an aggregate balance of one hundred fifty million United States Dollars ($150,000,000), the Yield shall equal 3.00% per annum (in line with staking yields), calculated based on the average value of the AUM over the relevant period using the Reference Price.

(a) Calculation: The Yield shall be calculated and paid quarterly in arrears.

(b) Payment: The Yield shall be payable in-kind, with the Manager transferring the requisite number of TON tokens (or an equivalent value in a mutually agreed stablecoin) to a wallet designated by the Company within fifteen (15) Business Days following the end of each calendar quarter.

4.2. Retention of Profits. The Parties expressly agree that prior to the aggregate Treasury Funding transferred to the Manager reaching one hundred fifty million United States Dollars ($150,000,000 USD), the Manager is entitled to retain one hundred percent (100%) of all profits, gains, staking rewards, yield, fees, or any other revenue generated from its management of the AUM through Permitted Activities (the “Profits”). Once the aggregate Treasury Funding has reached one hundred fifty million United States Dollars ($150,000,000 USD), the Manager shall be required to pay the Company ten percent (10%) of all Profits generated thereafter, and shall be entitled to retain the remaining ninety percent (90%) of such Profits. The Company’s sole economic benefit under this Agreement consists of the Yield described in Section 4.1 and its conditional ten percent (10%) share of the Profits as set forth in this Section 4.2.

4.3. Advisory Shares. In consideration for the services provided hereunder, the Company shall issue to the Manager one hundred sixty thousand (160,000) Ordinary Shares of the Company (the “Advisory Shares”) on Closing Date under the Securities Purchase Agreement. The Advisory Shares shall vest linearly over a period of three (3) years from the date of issue to the Manager. If either the Company or Manager terminate the agreement within the first year, the Advisory Shares shall be cancelled.

4.5. Manager’s Conversion Option. The Manager shall be entitled, at its sole discretion, to convert the shares it subscribed for under the Securities Purchase Agreement into an equivalent value of TON tokens from the Assets Under Management, up to a maximum value of fifteen million United States Dollars ($15,000,000 USD). This right may be exercised at any time within twelve (12) months following the Effective Date. Upon exercise, the quantity of TON tokens to be transferred to the Manager shall be calculated by dividing the United States Dollar value of the shares being converted by a price per TON token equal to the lower of: (i) the Reference Price on the date the Manager’s Subscription was made, or (ii) the Reference Price on the date the Manager elects to exercise this conversion option. Upon conversion, the corresponding shares shall be surrendered by the Manager, and the corresponding amount of TON shall be transferred from AUM to a wallet of the Manager, becoming the sole property of the Manager.

ARTICLE 5: TERM AND TERMINATION

5.1. Term. The initial term of this Agreement shall commence on the date that the aggregate Treasury Funding transferred by the Company to the Manager reaches one hundred fifty million United States Dollars ($150,000,000 USD) and shall continue for a period of three (3) years, unless terminated earlier in accordance with this Article 5 (the “Term”).

5.2. Termination by the Company. The Company shall have the right to terminate this Agreement by providing the Manager with ninety (90) days’ prior written notice. This right is subject to the following conditions:

(a)  The Company shall not have the right to provide such notice of termination prior to the date that is eighteen (18) months following the commencement of the Term.

(b) A notice of termination shall only be valid if it is preceded by or delivered concurrently with a public announcement by the Company that it has definitively ceased its strategy of holding TON as a treasury asset.

5.3. Termination for Cause. Either Party may terminate this Agreement with immediate effect upon written notice to the other Party in the event of:

(a)  A material breach of this Agreement by the other Party, which remains uncured for thirty (30) days after written notice of such breach is delivered;

(b) The bankruptcy, insolvency, liquidation, or dissolution of the other Party.

5.4. Effect of Termination. Upon termination or expiration of this Agreement:

(a)  The Manager shall calculate and facilitate the payment of any final, pro-rated Yield due to the Company up to the effective date of termination.

(b) Within ten (10) Business Days of the termination date, the Manager shall return the Principal Token Amount in its entirety to a wallet address designated by the Company, after settlement of the final Yield.

ARTICLE 6: AUDIT

6.1. Audit and Verification. The Company shall have the right, once per calendar quarter, to request that the Manager transfer the AUM to the Audit Wallet for verification purposes.

(a)  The Company must provide the Manager with at least ten (10) Business Days’ prior written notice of such a request. The Manager shall provide weekly market making reports to the Company which shall contain information including the monthly market traded volume of the Ton tokens and the Ton token inventory at each week end.

(b) The Manager shall transfer the AUM to the Audit Wallet on the agreed-upon date.

(c)  The Company shall have up to three (3) Business Days to complete its audit or verification. Upon completion, the Company shall immediately provide written instruction for the Manager to return the AUM to the Manager's custody wallets.

ARTICLE 7: REPRESENTATIONS AND WARRANTIES

7.1. Mutual Representations. Each Party represents and warrants to the other that:

(a)  It is duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation.

(b) It has the full corporate power and authority to enter into this Agreement and to perform its obligations hereunder.

(c)  This Agreement constitutes its legal, valid, and binding obligation, enforceable against it in accordance with its terms.

ARTICLE 8: INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1. Indemnification. The Manager agrees to indemnify, defend, and hold harmless the Company and its Affiliates, directors, officers, and employees from and against any and all losses, claims, damages, or liabilities arising directly out of the Manager's gross negligence, willful misconduct, fraud, or material breach of this Agreement.

8.2. Limitation of Liability. The Company acknowledges that the investment in and holding of TON is speculative and involves a degree of risk. The Manager shall not be liable for any losses, damages, or diminution in value of the AUM incurred by the Company resulting from market volatility, a decline in the value of TON, protocol risks, third-party malicious acts, including without limitation, hacking, security breaches, or theft of assets, or other risks inherent in the digital asset markets, provided such losses do not arise from the Manager's gross negligence, willful misconduct, or fraud. The Company shall not be liable for any special punitive exemplary or other damages including lost profits or consequential damages of the Manager.

ARTICLE 9: MISCELLANEOUS

9.1. Confidentiality. Each Party agrees to keep all Confidential Information strictly confidential and shall not disclose it to any third party without the prior written consent of the other Party, except as required by law, regulation (including SEC disclosure requirements), or court order. The Parties acknowledge that this Agreement will be filed publicly as an exhibit to a Company filing with the Commission.

9.2. Governing Law and Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of the Transaction Documents shall be governed by and construed and enforced in accordance with the laws of the State of New York, without regard to the principles of conflicts of law thereof.

9.3. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered by email to the addresses specified below:

* If to the Company:

Portage Biotech Inc.

Attention: Andrea Park, CFO, Enzo Villani, CIO

Email: [omitted], [omitted]

With a copy to: Hogan Lovells US LLP

* If to the Manager:

DWF MaaS Limited

Attention: Andrei Grachev

Email: [omitted]

With a copy to: [omitted]

9.4. Entire Agreement. This Agreement, including its Exhibits, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements, understandings, and negotiations.

9.5. Assignment. Neither Party may assign its rights or delegate its duties under this Agreement without the prior written consent of the other Party.

9.6. Independent Contractor. The relationship of the Manager to the Company is that of an independent contractor, and nothing in this Agreement shall be construed as creating a partnership, joint venture, or employer-employee relationship.

9.7. Force Majeure. Neither Party shall be liable for any failure or delay in performance under this Agreement to the extent said failures or delays are proximately caused by events beyond that Party's reasonable control, including, but not limited to, acts of God, war, terrorism, fires, floods, or catastrophic, network-level disruptions to a relevant blockchain.

9.8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Treasury Management Agreement to be executed by their duly authorized representatives as of the Effective Date.

AlphaTON Capital Corp (formerly PORTAGE BIOTECH INC.)

By: /s/ Brittany Kaiser

Name: Brittany Kaiser

Title: CEO

DWF MAAS LIMITED

By: /s/ Andrei Grachev

Name: Andrei Grachev

Title: Authorised Signatory

EXHIBIT A

MANAGER’S DESIGNATED WALLET ADDRESS FOR TREASURY FUNDING

Exhibit 10.2

LOCKED ASSET AGREEMENT SUPPLEMENT

TELEGRAM POLICY ON LOCKED TON AS PRIVATE INVESTMENT
IN PUBLIC EQUITY (PIPE) TRANSACTION

PARTIES

Company: AlphaTON Capital Corp, a BVI corporation (the "Company")

Investor: [Investor Name/Entity] (the "Investor")

RECITALS

WHEREAS, the Investor is participating in a private investment in public equity transaction with the Company pursuant to that certain Securities Purchase Agreement, dated September 2, 2025 (the “Offering”). In connection with the Offering, the Investor will receive ordinary shares, no par value of the Company (the “Ordinary Shares”) and/or pre-funded warrants (the “Pre-Funded Warrants”) to purchase Ordinary Shares in exchange for the Investor’s contribution of locked TON tokens (the “Acquired Securities”);

WHEREAS, in consideration for Telegram’s agreement to release the Investor’s legal obligations by moving the locked assets in exchange for the Company's issuance of Acquired Securities to the Investor, the Investor agrees to be bound by certain lockup restrictions on the transfer and disposition of such Acquired Securities;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

1. LOCKUP RESTRICTIONS

The Investor hereby agrees that, for the lockup period described below, the Investor will not, directly or indirectly, sell, transfer, assign, pledge, hypothecate, or otherwise dispose of (collectively, "Transfer") any of the Acquired Securities.

2. LOCKUP RELEASE SCHEDULE

The lockup restrictions shall be released according to the following schedule:

a) Initial Release (Month 6): Fifty percent (50%) of the Acquired Securities shall be released from the lockup restrictions on the date that is six (6) months from the date of the closing of the Offering (the "Initial Release Date").

b) Monthly Releases: The remaining fifty percent (50%) of the Acquired Securities shall be released from the lockup restrictions in four (4) equal monthly installments of twelve and one-half percent (12.5%) each, beginning one (1) month after the Initial Release Date and continuing monthly thereafter until all Acquired Securities are released from the lockup restrictions.

SIGNATURES

COMPANY:

AlphaTON Capital Corp

By: _________________________________
Name: Brittany Kaiser
Title: CEO
Date: September 8, 2025

INVESTOR:

[Investor Name]

By: _________________________________
Name:
Title:
Date: September 8, 2025

Exhibit 10.3

EXHIBIT B - LOAN CONFIRMATION

The following forms part of and incorporates all the terms of the Master Loan Agreement entered into by BitGo Prime, LLC and AlphaTON Capital Corp on August 28, 2025 and shall supersede and replace all prior Loan Confirmations agreed between the Parties:

Origination Date:	September 8, 2025
Borrower:	AlphaTON Capital Corp
Lender:	BitGo Prime, LLC
Digital Currency or USD:	USD
Amount of Digital Currency / USD:	Up to USD 35,000,000.00
Loan Fee Percentage on Drawn Amount:	14.75% per ann.
Loan Fee Percentage on Unutilized Amount	10% per ann.
Prior Notice:	Borrower to provide five (5) Business Days’ notice prior to drawing unutilized amount.
Loan Type:	Fixed Term Loan
Maturity Date:	6 months from the date of the initial draw (parties will convene prior to maturity to determine duration extension applicability and necessity)
Initial Collateral Percentage:	200% of the drawn portion of the Loan.
Collateral Type(s):	Toncoin (TON) tokens
Margin Requirement Percentage:	175%
Margin Release Percentage:	N/A
Liquidation Level:	150%
Origination Fee Percentage:	2% to be paid upon initial draw with a minimum of $250,000.00. 1% upon subsequent draws.

The Loan Fee and the Origination Fee shall be payable in-kind that forms the Loaned Assets, unless specified otherwise in this Loan Confirmation or other writing signed by both Parties.

If the Loan Fee or the Origination Fee is payable in an asset other than the Digital Currency or USD that forms the Loaned Assets, then the Loan Fee or the Origination Fee, as applicable, shall be converted using the applicable Digital Currency Spot Rate.

The following additional terms shall apply to the Loan:

1. Certain Definitions. Terms used herein but not defined shall have the meanings ascribed to such terms in the Agreement. The additional terms set forth below have the following definitions:

“Custodian” means BitGo Custody MENA FZE.

“Borrower Collateral” has the meaning set forth in Section 2 of this Loan Confirmation.

“Borrower Custodial Account” means the account for digital assets held at Custodian for the benefit of Borrower as created and governed by the Borrower Custodial Services Agreement.

“Borrower Custodial Services Agreement” means that certain Custodial Services Agreement, dated as of August 16, 2025, between Borrower and Custodian (as amended, restated, supplemented or otherwise modified from time to time).

“Borrower Obligations” all obligations and covenants of Borrower created under the Loan Documents, including, without limitation, Borrower’s obligation to return the Loaned Assets to Lender under the Loan Agreement, and whether arising before or after the commencement of any bankruptcy or insolvency proceeding.

“Net Obligations” means the USD equivalent of (i) the Borrower Obligations minus (ii) Loan Balance under the Loan Agreement, in each case, as determined by Lender in its reasonable discretion.

“TON” means the native token of The Open Network blockchain protocol.

2. Security Interest in Borrower Collateral

a.	Grant of Security Interest. To secure the payment and performance of the Borrower Obligations, Borrower hereby pledges, assigns and grants to Lender a first priority security interest in all the following, whether now existing or hereafter acquired (collectively, the “Borrower Collateral”): (i) the Borrower Custodial Account, and any cash, cash equivalents, securities, general intangibles (including digital assets), investment property, financial assets (including digital assets) and other property that may from time to time be deposited, held or carried in or credited to the Borrower Custodial Account or that is delivered to or in possession or control of the Custodian or Custodian’s agents pursuant to this Agreement or the Borrower Custodial Services Agreement; all security entitlements (as defined in Section 8-102(a)(17) of the UCC) with respect to any of the foregoing and all income and profits on any of the foregoing; all other rights and privileges appurtenant to any of the foregoing, including any voting rights and any redemption rights; and any substitutions for any of the foregoing; and (ii) all proceeds (as defined in Section 9-102(a)(64) of the UCC) of any of the foregoing, in each case whether now existing or hereafter arising. For the avoidance of doubt, Borrower Collateral consisting of TON tokens shall at all times be comprised solely of unlocked, fully vested, and freely transferable tokens, not subject to any lock-up, vesting schedule, staking, lien, encumbrance, or other contractual, regulatory, or technical restriction on transfer, disposition, or sale, as determined in Lender’s reasonable discretion.

b.	Power of Attorney. Borrower hereby irrevocably constitutes and appoints Lender and any officer or agent thereof, with full power of substitution, as its true and lawful attorney-in-fact with full irrevocable power and authority in the name of Borrower or in its own name, to take, after the occurrence and during the continuation of any Event of Default by Borrower beyond the applicable grace period and from time to time thereafter, any and all action and to execute any and all documentation and instruments which Lender at any time and from time to time deems necessary or desirable to accomplish the purposes of the Loan Documents, including, without limitation, selling, in the manner set forth herein, any of the Borrower Collateral on behalf of Lender as agent or attorney in fact for Borrower and applying the proceeds received in Lender’s discretion; provided, however, nothing in this paragraph shall be construed to obligate Lender to take any action hereunder nor shall Lender be liable to Borrower for failure to take any action hereunder and, upon request, Lender shall promptly furnish Borrower with a written summary of all sales hereunder. This appointment shall be deemed a power coupled with an interest, is irrevocable, and shall continue until the Borrower Obligations have been paid and performed in full or the Event of Default by Borrower has been cured or waived, whichever comes first.

c.	Custodian Appointment; Authorization; Control. Lender and Borrower each hereby authorizes Custodian to hold the Borrower Collateral in the Borrower Custodial Account for the benefit of Lender, as secured party hereunder. Custodian hereby accepts such appointment and agrees to establish and maintain the Borrower Custodial Account and appropriate records identifying the Borrower Collateral in the Borrower Custodial Account as pledged by Borrower to Lender. Borrower and Lender hereby intend that this provision establish “control” of the Borrower Collateral by Lender, as secured party, for purposes of perfecting the Lender’s security interest in the Borrower Collateral pursuant to § 8-106 and § 9-106 of the UCC. In addition, to the extent that any Borrower Collateral consists of “controllable electronic records” within the meaning of Article 12 of the UCC, Lender, as secured party, hereby designates Custodian, and Borrower, as pledgor, hereby consents to such designation, to have “control” (within the meaning of § 12-105(e) of the UCC) on its behalf of any controllable electronic records held in or credited to the Borrower Custodial Account and Custodian hereby acknowledges such designation by Lender. Custodian acknowledges that Borrower has granted Lender a continuing security interest in and lien on all Borrower Collateral. Custodian agrees that upon receipt of a written notice from Lender certifying the occurrence of an Event of Default with respect to Borrower, Custodian shall comply with all instructions originated by Lender with respect to the Borrower Collateral without further consent of Borrower. Custodian further agrees to take all actions reasonably necessary to (i) lift any restrictions on the free transfer of Borrower Collateral, and (ii) promptly deliver or transfer Borrower Collateral as instructed by Lender.

d.	Financing Statements. Borrower hereby authorizes Lender at any time and from time to time to file, transmit, or communicate, as applicable, financing statements and amendments thereto describing the Borrower Collateral that contain any information required, or necessary, by the UCC, or any other applicable filing regimes under a different jurisdiction for the sufficiency thereof or for filing office acceptance.

3. Remedies Upon Borrower Default

a.	Upon the occurrence and during the continuation of any Event of Default by Borrower beyond the applicable grace period, Lender shall have the right to, notwithstanding any contractual limitations, lock-ups, transfer restrictions, vesting schedules, or similar arrangements to which Borrower, or Lender may otherwise be subject or party, and Borrower hereby irrevocably authorize Lender, to cause Custodian or any other applicable party to immediately release or make freely transferable, all or any part of the Borrower Collateral, as instructed by Lender.

b.	Lender may, at any time thereafter, exercise and enforce any of the following rights and remedies, at Lender’s option: (i) sell, lease, assign or otherwise dispose of all of any part of the Borrower Collateral, at such place or places and at such time or times as Lender deems best, and for cash or for credit or for future delivery, at public or private sale, upon such terms and conditions as it deems advisable and apply, in a manner determined by Lender in its sole discretion, the proceeds to satisfying any of the Borrower Obligations to Lender and (ii) set-off, net, and/or recoup Lender’s obligations to Borrower under the Loan Agreement against any of the Borrower Obligations to Lender. The parties agree and acknowledge that the relevant Digital Currency pledged as Borrower Collateral are traded on a “recognized market” as such term is used in the UCC and the price at which the relevant Digital Currency is traded on the relevant Liquidity Exchange may be the price at which Lender purchases for itself or sells for future delivery pursuant to its exercise of remedies hereunder.

c.	All rights stated herein are cumulative and in addition to all other rights provided by law or in equity. In addition to its rights hereunder, Lender shall have any rights otherwise available to it under the Loan Agreement, under applicable law or in equity, including, without limitation, the UCC.

BORROWER	LENDER
By: /s/ Brittany Kaiser	By: /s/ Mike Belshe
Name: Brittany Kaiser	Name: Mike Belshe
Title: CEO	Title: CEO
Date: September 11, 2025	Date: September 11, 2025

CUSTODIAN, solely with respect to Sections 2(c), 3 and 4

By: /s/ Ben Choy__________________________________
Name: Ben Choy
Title: Manager
Date: September 11, 2025